Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	August 15, 2024

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to August 14, 2024, we sold a total of 7,954,721 shares of common stock at a weighted average price of $10.13 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $79.6 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

July 2024 Financial Update
On August 15, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of July 31, 2024 is between $7.19 and $7.29. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our NAV per share as of July 31, 2024, which will be reported in our monthly report on Form N-PORT, may differ from this estimate.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after July 31, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by elevated interest and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, uncertainties related to the 2024 U.S. presidential election, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this July 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Declaration of Common and Preferred Stock Distributions
On August 1, 2024, our board of directors (the “Board”) declared monthly cash distributions for common stockholders for each of the three months in the quarter ending October 31, 2024. Our Board also declared monthly cash distributions for our 6.125% Series C Term Preferred Stock, 6.00% Series D Term Preferred Stock and 5.25% Series E Term Preferred Stock through January 31, 2025.
Common Stock Distributions
On August 1, 2024, our Board declared the following distributions on common shares.

For the Month	Record Date	Payment Date	Cash Distribution Per Share
August 2024	August 20, 2024	August 30, 2024	$0.115
September 2024	September 20, 2024	September 30, 2024	$0.115
October 2024	October 21, 2024	October 31, 2024	$0.115

Preferred Stock Distributions
On August 1, 2024, our Board declared the following distributions on preferred shares.

Preferred Stock Series	For the Month	Record Date	Payment Date	Cash Distribution Per Share
6.125% Series C Term Preferred Stock	August 2024	August 20, 2024	August 30, 2024	$0.1276042
	September 2024	September 20, 2024	September 30, 2024	$0.1276042
	October 2024	October 21, 2024	October 31, 2024	$0.1276042
	November 2024	November 19, 2024	November 29, 2024	$0.1276042
	December 2024	December 20, 2024	December 31, 2024	$0.1276042
	January 2025	January 21, 2025	January 31, 2025	$0.1276042

6.00% Series D Term Preferred Stock	August 2024	August 20, 2024	August 30, 2024	$0.125
	September 2024	September 20, 2024	September 30, 2024	$0.125
	October 2024	October 21, 2024	October 31, 2024	$0.125
	November 2024	November 19, 2024	November 29, 2024	$0.125
	December 2024	December 20, 2024	December 31, 2024	$0.125
	January 2025	January 21, 2025	January 31, 2025	$0.125

5.25% Series E Term Preferred Stock	August 2024	August 20, 2024	August 30, 2024	$0.109375
	September 2024	September 20, 2024	September 30, 2024	$0.109375
	October 2024	October 21, 2024	October 31, 2024	$0.109375
	November 2024	November 19, 2024	November 29, 2024	$0.109375
	December 2024	December 20, 2024	December 31, 2024	$0.109375
	January 2025	January 21, 2025	January 31, 2025	$0.109375